UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF A REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-49946

ALAMOS GOLD INC.

(Exact name of small business issuer as specified in its charter)

2010-120 Adelaide St. W.
Toronto ON M5H 1T1
(416) 368-9932

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (no par value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12(h)-6(a) (for equity securities)	Rule 12(h)-6(c) (for successor registrants)
Rule 12(h)-6(b) (for debt securities)	Rule 12(h)-6(h) (for prior form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

Alamos Gold Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on September 24, 2002.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “1933 Act”).

Item 3. Foreign Listing and Primary Trading Market

The Company’s share capital exists of common shares, no par value (the “Common Shares”). The primary trading market for the Common Shares is the Toronto Stock Exchange (the “TSX”) located in Toronto, Province of Ontario, Canada. The Common Shares were initially listed on the TSX on June 21, 2004 under the trading symbol “AGI”.

The Company has maintained a listing of the Common Shares on the TSX for at least the 12 months preceding the filing of this Form.

The percentage of trading in the Common Shares that occurred on the TSX as of a recent 12-month period was 100%. The first and last day of the recent 12-month period were June 10, 2006 and June 10, 2007, respectively.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.    The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 10, 2006 to June 10, 2007.

B.    During this 12-month period, the average daily trading volume of the Common Shares in the United States and on a worldwide basis amounts to 13,951 shares and 586,830, shares, respectively.

C.    During this 12-month period, the average daily trading volume of the Common Shares in the United States represents 2% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

The Company does not have a listing for the Common Shares on a national securities exchange or inter-dealer quotation system in the United States, therefore the Company has not delisted the subject classes of securities from a national securities exchange or inter-dealer quotation system in the United States.

The Company does not have a sponsored American Depository Receipt facility, therefore the Company has not terminated a sponsored American Depository Receipt facility regarding the Common Shares.

The Company used Bloomberg as a source of trading volume information to determine whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

As requested by Rule 12h-6(h), attached to this Form as an exhibit is a press release disseminated by the Company on June 15, 2007 disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

The notice was disseminated in the United States via Marketwire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Information required under Rule 12g3-2(b) will be published on the following Internet Web site: www.alamosgold.com.

PART III

Item 10. Exhibits

Exhibit 1  - Press Release of the Company, dated June 15, 2007.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of hits termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)    Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12-6(a)(4)(ii) or Rule 12h-6(c); or

(3)    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Alamos Gold Inc. has duly authorized the undersigned person to sign on behalf of this certification on Form 15F. In so doing, Alamos Gold Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ALAMOS GOLD INC.

By:           /s/   Jon Morda

Name: Jon Morda
Title: Chief Financial Officer

Date: June 15, 2007